Global X Funds
605 3rd Avenue, 43rd Floor
New York, NY 10158

May 1, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    RE:    Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Sir or Madam:

I am writing on behalf of the Trust, pursuant to Rule 477 under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the post-effective amendment (the “Amendment”) to the Trust’s registration statement on Form N-1A filed with EDGAR on submission type 485APOS, which was accepted via the EDGAR system on April 25, 2025 (Accession No. 0001432353-25-000320). The Part C required by Form N-1A was inadvertently omitted from the transmission of the Amendment to the Commission. The Trust represents that no securities were issued or sold pursuant to the Amendment.

Therefore, the Trust respectfully requests the Commission’s consent to the withdrawal of the Amendment (Accession No. 0001432353-25-000320) filed under the EDGAR submission type 485APOS.
If you have any questions, or require anything further regarding this request, please contact me at (646) 214-6522.

Sincerely,

/s/ Margaret Mo
Margaret Mo
Associate General Counsel
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